Exhibit 99.1

Huami Corporation Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

Quarterly Revenues up 72.4% to RMB2,111.4 Million, and Shipments up 59.8% YoY

Annually Revenues up 59.4% to RMB5,812.3 Million, and Shipments up 53.8% YoY

BEIJING, March 13, 2020 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a cloud-based healthcare services provider with world-leading smart wearable technology, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Financial and Operating Highlights

•                  Revenues reached RMB2,111.4 million (US$303.3 million), representing an increase of 72.4% from the fourth quarter of 2018.

•                  Gross margin was 23.8%, compared with 25.2% for the fourth quarter of 2018.

•                  Net income attributable to Huami Corporation was RMB207.2 million (US$29.8 million), compared with RMB126.0 million for the fourth quarter of 2018.

•                  Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of Huami Corporation was RMB3.36 (US$0.48) and RMB3.21 (US$0.46), respectively. Each ADS represents four (4) Class A ordinary shares.

•                  Adjusted net income attributable to Huami Corporation1 was RMB213.8 million (US$30.7 million).

•                  Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation2 was RMB3.46 (US$0.50) and RMB3.31 (US$0.48), respectively. Each ADS represents four (4) Class A ordinary shares.

•                  Total units shipped reached 14.7 million, compared with 9.2 million in the fourth quarter of 2018.

Full Year 2019 Financial and Operating Highlights

•                  Revenues reached RMB5,812.3 million (US$834.9 million), representing an increase of 59.4% from the full year 2018.

•                  Gross margin was 25.3%, compared with 25.8% for the full year 2018.

•                  Net income attributable to Huami Corporation was RMB575.2 million (US$82.6 million), compared with RMB340.0 million for the full year 2018.

1  Adjusted net income is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

2  Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation and deemed dividend for preferred shares, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation.

•                  Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB9.40 (US$1.35) and RMB8.95 (US$1.29), respectively. Each ADS represents four (4) Class A ordinary shares.

•                  Adjusted net income attributable to Huami Corporation was RMB630.3 million (US$90.5 million), up 32.8% from the full year 2018.

•                  Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB10.30 (US$1.48) and RMB9.81 (US$1.41), respectively, compared with RMB8.39 and RMB7.59, respectively, for the full year 2018. Each ADS represents four (4) Class A ordinary shares.

•                  Total units shipped reached 42.3 million, compared with 27.5 million in the full year 2018.

“2019 was an outstanding year for Huami marked by accelerated growth, strengthening brand recognition, and robust financial and operational results, as we solidified our leadership position in the global smart wearables industry” said Wang Huang, Chairman and CEO. “In the fourth quarter, we achieved healthy revenue and net income growth, driven by successful new product launches, effective sales and marketing outreach, and our successful efforts to expand internationally through a multi-channel strategy comprised of direct sales and third-party sales channels. In addition, we collaborated closely with Timex on product development, and the product has been launched into the market, while our partnership with Xiaomi continued, leading to the Mi-Band 5’s expected release in 2020.

“Most significantly, we started the initial phases of several exciting new business initiatives, including ear buds and interactive treadmills, marking a new chapter for our Company. By creating new product categories, we are further expanding our products and services offerings beyond current smart wearables, which will ultimately dovetail with our vision of a future centering around health and fitness services. Healthcare has always been a focus for the Company since Huami was founded in 2013. With our established corporate mission of ‘Connect Health with Technology,’ we will continue focusing on healthcare related functionalities through the development of our smart devices, proprietary AI-chip and healthcare services. Despite the COVID-19 virus outbreak that posted world-wide challenges and affected parts of our supply chain, we and our supply chain partners have gradually resumed normal operations since mid-February. We are confident that our growth initiatives coupled with our strong sales and marketing capabilities, will help us achieve another successful year in 2020.”

David Cui, Chief Financial Officer, added, “In the fourth quarter of 2019, the Company continued its trend of strong growth momentum, driven by robust unit sales of both self-branded products and Mi-Band 4, most notably during the Double 11 shopping festival this year. We shipped 14.7 million units in the fourth quarter, representing a 59.8% growth from the same quarter last year. Our revenues and net income, attributed to Huami Corporation, increased by 72.4% and 64.5% year-over-year respectively, demonstrating growing brand awareness and adoption of our products by users.

“During the fourth quarter, we continued investing in R&D for innovative products and strengthened our sales and marketing strategy to promote our Amazfit brand. While we do anticipate some impact on first quarter results from the recent nationwide COVID-19 outbreak, we are confident we can sustain growth and profitability in 2020 and beyond through new product initiatives, collaborative opportunities, global expansion, and balanced operational expense control.”

Fourth Quarter 2019 Financial Results

Revenues increased by 72.4% to RMB2,111.4 million (US$303.3 million) from RMB1,224.6 million for the fourth quarter of 2018, driven by continued sales growth of Xiaomi and self-branded wearable products, an increase in overall brand recognition and the global rise in the adoption of smart wearable products.

Cost of revenues increased by 75.7% to RMB1,608.3 million (US$231.0 million) from RMB915.6 million for the fourth quarter of 2018. The increase was in line with the sales growth of Xiaomi and self-branded wearable products.

Gross profit increased by 62.8% to RMB503.1 million (US$72.3 million) from RMB309.0 million for the fourth quarter of 2018. Gross margin of 23.8% for the fourth quarter of 2019, compared with 25.2% for the fourth quarter of 2018.

Total operating expenses increased to RMB285.5 million (US$41.0 million) from RMB177.8 million for the fourth quarter of 2018.

Research and development expenses increased by 64.8% to RMB140.2 million (US$20.1 million) from RMB85.1 million for the fourth quarter of 2018, primarily due to an increase in the number of R&D staff and a rise in testing costs associated with the pipeline products.

General and administrative expenses increased by 29.1% to RMB82.6  million (US$11.9 million) from RMB63.9 million for the fourth quarter of 2018, primarily due to an increase in professional fees related to improve operation management and business expansion, and personnel-related expenses, offsetting by a decrease in share-based compensation.

Selling and marketing expenses increased by 118.3% to RMB62.8 million (US$9.0 million) from RMB28.8 million for the fourth quarter of 2018, primarily due to an increase in advertising and promotional expenses for self-branded products during the holiday sales and promotional events and growth in personnel-related expenses.

Operating income was RMB217.7 million (US$31.3 million), compared with RMB131.2 million for the fourth quarter of 2018.

Income before income tax was RMB237.5 million (US$34.1 million), compared with RMB139.4 million for the fourth quarter of 2018.

Income tax expenses were RMB27.3 million (US$3.9 million), compared with RMB12.3 million for the fourth quarter of 2018.

Net income attributable to Huami Corporation totaled RMB207.2 million (US$29.8 million), compared with RMB126.0 million for the fourth quarter of 2018.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB207.2 million (US$29.8 million), compared with RMB122.4 million for the fourth quarter of 2018.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB3.36 (US$0.48) and RMB3.21 (US$0.46), respectively. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 46.0% to RMB213.8 million (US$30.7 million) from RMB146.5 million for the fourth quarter of 2018.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB3.46 (US$0.50) and RMB3.31 (US$0.48), respectively. Each ADS represents four (4) Class A ordinary shares.

As of December 31, 2019, the Company had cash and cash equivalents of RMB1,803.1 million (US$259.0 million), compared with RMB1,441.8 million as of December 31, 2018.

Full Year 2019 Financial Results

Revenues increased by 59.4% to RMB5,812.3 million (US$834.9 million) from RMB3,645.3 million for the full year 2018, due to the growth of Xiaomi and self-branded wearable products, an increase in overall brand recognition and the global rise in the adoption of smart wearable products.

Cost of revenues increased by 60.6% to RMB4,344.5 million (US$624.1 million) from RMB2,705.9 million for the full year 2018. The increase was in line with accelerating sales growth of both Xiaomi and self-branded wearable products.

Gross profit increased by 56.2% to RMB1,467.7 million (US$210.8 million) from RMB939.5 million for the full year 2018. Gross margin decreased to 25.3% from 25.8% for the full year 2018.

Total operating expenses increased to RMB861.3 million (US$123.7 million) from RMB573.7 million for the full year 2018.

Research and development expenses increased by 63.7% to RMB430.8 million (US$61.9 million) from RMB263.2 million for the full year 2018, primarily due to an increase in personnel-related expenses and a rise in testing costs associated with the pipeline products, offsetting by the decrease of share-based compensation.

General and administrative expenses increased by 16.1% to RMB248.5 million (US$35.7 million) from RMB214.0 million for the full year 2018, primarily due to an increase in personnel-related expenses, professional fees related to improve management operation and business expansion, offsetting by the decrease of share-based compensation.

Selling and marketing expenses increased by 88.5% to RMB182.0 million (US$26.1 million) from RMB96.5 million for the full year 2018, primarily due to an increase in advertising and promotional expenses for self-branded products in domestic and overseas market as well as personnel-related expenses.

Operating income was RMB606.5 million (US$87.1 million), compared with RMB365.7 million for the full year 2018.

Income before income tax was RMB652.4 million (US$93.7 million), compared with RMB386.6 million for the full year 2018.

Income tax expenses were RMB77.9 million (US$11.2 million), compared with RMB52.0 million for the full year 2018.

Net income attributable to Huami Corporation totaled RMB575.2 million (US$82.6 million), compared with RMB340.0 million for the full year 2018.

Net income attributable to ordinary shareholders of Huami Corporation improved to RMB572.7 million (US$82.3 million), compared with RMB113.5 million for the full year of 2018, which included the impact of deemed dividend to preferred shareholders.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB9.40 (US$1.35) and RMB8.95 (US$1.29), respectively. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 32.8% to RMB630.3 million (US$90.5 million) from RMB474.8 million for the full year 2018.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB10.30 (US$1.48) and RMB9.81 (US$1.41), respectively, compared with RMB8.39 and RMB7.59, respectively, for the full year 2018. Each ADS represents four (4) Class A ordinary shares.

Outlook

For the first quarter of 2020, the management of the Company currently expects:

•                  Net revenues to be between RMB980.0 million and RMB1,010.0 million, which would represent an increase of approximately 22.6% to 26.3% from RMB799.6 million for the first quarter of 2019.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Standard Time on Friday, March 13, 2020 (8:00 p.m. Beijing Time on March 13, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	1-888-346-8982
International:	1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Huami Corporation.”

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor.

A telephone replay will be available two hours after the call until March 20, 2020 by dialing:

US Toll Free:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	10139897

About Huami Corporation

Huami is a cloud-based healthcare services provider with world-leading smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2019, Huami shipped 42.3 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry. Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation and deemed dividend for preferred shares, and is used as the numerator in computation of adjusted net income per share attributable to ordinary shareholders of Huami Corporation .

We believe that adjusted net income and adjusted net income attributable to ordinary shareholders help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and deemed dividend that we include in net income and net income attributable to ordinary shareholders. We believe that adjusted net income and adjusted net income attributable to ordinary shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to ordinary shareholders, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate for December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Huami Corporation
Grace Yujia Zhang
E-mail: ir@huami.com

The Piacente Group, Inc.
Ross Warner
Tel: +86-10-6508-0677
E-mail: huami@tpg-ir.com

In the United States:
Brandi Piacente
Tel: +1-212-481-2050
E-mail: huami@tpg-ir.com

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,441,802	1,803,117	259,002
Restricted cash	10,010	874	126
Term deposit	96,969	—	—
Accounts receivable	58,925	188,940	27,140
Amounts due from related parties, current	656,399	1,421,170	204,138
Inventories	484,622	893,806	128,387
Short-term investments	50,482	17,187	2,469
Prepaid expenses and other current assets	58,247	67,358	9,675
Total current assets	2,857,456	4,392,452	630,937

Property, plant and equipment, net	40,042	64,350	9,243
Intangible asset, net	63,722	85,753	12,318
Goodwill	5,930	5,930	852
Long-term investments	208,949	406,099	58,332
Deferred tax assets	75,032	102,649	14,745
Other non-current assets	7,350	8,828	1,268
Non-current operating lease right-of-use assets	—	108,682	15,611
Total assets	3,258,481	5,174,743	743,306

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,064,106	1,999,951	287,275
Advance from customers	5,943	44,793	6,434
Amount due to related parties, current	10,695	14,769	2,121
Accrued expenses and other current liabilities	213,975	319,450	45,887
Income tax payables	54,037	67,854	9,747
Notes payable	18,936	2,184	314
Bank borrowings	20,000	—	—
Current operating lease liabilities	—	32,799	4,711
Total current liabilities	1,387,692	2,481,800	356,489
Deferred tax liabilities	4,962	5,399	776
Other non-current liabilities	56,249	113,596	16,317
Non-current operating lease liabilities	—	76,360	10,968
Total liabilities	1,448,903	2,677,155	384,550

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB	US$
Equity
Ordinary shares	151	155	22
Additional paid-in capital	1,373,577	1,478,902	212,431
Accumulated retained earnings	340,046	910,612	130,801
Accumulated other comprehensive income	97,141	111,081	15,956
Total Huami Corporation shareholders’ equity	1,810,915	2,500,750	359,210
Non-controlling interests	(1,337)	(3,162)	(454)
Total equity	1,809,578	2,497,588	358,756
Total liabilities and equity	3,258,481	5,174,743	743,306

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2018	2019
	RMB	RMB	US$
Revenues	1,224,569	2,111,413	303,286
Cost of revenues	915,574	1,608,288	231,016
Gross profit	308,995	503,125	72,270
Operating expenses:
Selling and marketing	28,753	62,756	9,014
General and administrative	63,929	82,562	11,859
Research and development	85,069	140,153	20,132
Total operating expenses	177,751	285,471	41,005
Operating income	131,244	217,654	31,265
Other income and expenses:
Realized gain from investment	261	1,822	262
Interest income	6,572	10,274	1,476
Other income (expenses), net	(6,536)	7,744	1,112
Gain from fair value change of long-term investment	7,860	—	—
Income before income tax	139,401	237,494	34,115
Income tax expenses	(12,323)	(27,335)	(3,926)
Income before loss from equity method investments	127,078	210,159	30,189
Loss from equity method investments	(1,920)	(3,759)	(540)
Net income	125,158	206,400	29,649
Less: Net loss attributable to non-controlling interest	(794)	(811)	(116)
Net income attributable to Huami Corporation	125,952	207,211	29,765
Less: Accretion of Series A Preferred Shares	—	—	—
Less: Accretion of Series B-1 Preferred Shares	—	—	—
Less: Accretion of Series B-2 Preferred Shares	—	—	—
Less: Deemed Dividend for Preferred Shares	—	—	—
Less: Undistributed earnings allocated to participating nonvested restricted shares	3,573	—	—
Net income attributable to ordinary shareholders of Huami Corporation	122,379	207,211	29,765
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.52	0.84	0.12
Diluted income per ordinary share	0.49	0.80	0.12

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	2.08	3.36	0.48
ADS — diluted	1.97	3.21	0.46

Weighted average number of shares used in computing net income per share
Ordinary share — basic	234,818,943	246,929,507	246,929,507
Ordinary share — diluted	248,271,059	258,484,867	258,484,867

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2018	2019
	RMB	RMB	US$
Net income attributable to Huami Corporation	125,952	207,211	29,765
Share-based compensation expenses	20,498	6,549	940
Adjusted net income attributable to Huami Corporation	146,450	213,760	30,705

	For the Three Months Ended December 31,
	2018	2019
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Huami Corporation	122,379	207,211	29,765
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	19,916	6,549	940
Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	142,295	213,760	30,705

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.61	0.87	0.12
Adjusted diluted income per ordinary share	0.57	0.83	0.12

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	2.42	3.46	0.50
ADS — diluted	2.30	3.31	0.48

Weighted average number of shares used in computing net income per share
Ordinary share — basic	234,818,943	246,929,507	246,929,507
Ordinary share — diluted	248,271,059	258,484,867	258,484,867

Share-based compensation expenses included are follows:
Cost of revenues	—	8	1
Selling and marketing	100	641	92
General and administrative	16,452	4,145	595
Research and development	3,946	1,755	252
Total	20,498	6,549	940

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2018	2019
	RMB	RMB	US$
Revenues	3,645,335	5,812,255	834,878
Cost of revenues	2,705,885	4,344,512	624,050
Gross profit	939,450	1,467,743	210,828
Operating expenses:
Selling and marketing	96,538	181,975	26,139
General and administrative	213,973	248,462	35,689
Research and development	263,220	430,822	61,884
Total operating expenses	573,731	861,259	123,712
Operating income	365,719	606,484	87,116
Other income and expenses:
Realized gain from investment	261	1,822	262
Interest income	11,595	33,478	4,809
Other income, net	1,178	10,586	1,521
Gain from fair value change of long-term investment	7,860	—	—
Income before income tax	386,613	652,370	93,708
Income tax expenses	(52,036)	(77,887)	(11,188)
Income before loss from equity method investments	334,577	574,483	82,520
Income (Loss) from equity method investments	1,743	(1,112)	(160)
Net income	336,320	573,371	82,360
Less: Net loss attributable to non-controlling interest	(3,726)	(1,825)	(262)
Net income attributable to Huami Corporation	340,046	575,196	82,622
Less: Accretion of Series A Preferred Shares	177	—	—
Less: Accretion of Series B-1 Preferred Shares	368	—	—
Less: Accretion of Series B-2 Preferred Shares	4,049	—	—
Less: Deemed Dividend for Preferred Shares	209,752	—	—
Less: Undistributed earnings allocated to participating nonvested restricted shares	12,210	2,450	352
Net income attributable to ordinary shareholders of Huami Corporation	113,490	572,746	82,270
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.54	2.35	0.34
Diluted income per ordinary share	0.51	2.24	0.32

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	2.14	9.40	1.35
ADS — diluted	2.03	8.95	1.29

Weighted average number of shares used in computing net income per share
Ordinary share — basic	211,873,704	243,648,186	243,648,186
Ordinary share — diluted	225,034,650	255,959,172	255,959,172

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2018	2019
	RMB	RMB	US$
Net income attributable to Huami Corporation	340,046	575,196	82,622
Share-based compensation expenses	134,709	55,128	7,918
Adjusted net income attributable to Huami Corporation	474,755	630,324	90,540

	Years Ended December 31,
	2018	2019
	RMB	RMB	US$
Net income attributable to ordinary shareholders of Huami Corporation	113,490	572,746	82,270
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	120,934	54,893	7,884
Deemed Dividend for Preferred shares	209,752	—	—
Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	444,176	627,639	90,154

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	2.10	2.58	0.37
Adjusted diluted income per ordinary share	1.90	2.45	0.35

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS — basic	8.39	10.30	1.48
ADS — diluted	7.59	9.81	1.41

Weighted average number of shares used in computing net income per share
Ordinary share — basic	211,873,704	243,648,186	243,648,186
Ordinary share — diluted	225,034,650	255,959,172	255,959,172

Share-based compensation expenses included are follows:
Cost of revenues	414	55	8
Selling and marketing	4,271	3,198	459
General and administrative	87,857	40,684	5,844
Research and development	42,167	11,191	1,607
Total	134,709	55,128	7,918